March 28, 2006


Mr. Brad Skinner
Securities and Exchange Commission
450 5th Street NW
Mail Stop 3561
Washington, D.C. 20549


Re: Artificial Life, Inc.
Form 10-KSB for the year ended December 31, 2004
Filed March 31, 2005
File No. 0-25075

Dear Mr. Skinner,

This letter provides responses to the comments contained in your letter of February 27, 2006, regarding the Company's Form 10-KSB for the year ended December 31, 2004. These responses are numbered in accordance with the numbered comments contained in your letter.

Form 10-KSB for the year ended December 31, 2004

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Concentration and Credit Risk, page F-7

          1. Our agreement with Taiwan Mobile provided for the following deliverables:

               i.   V-Girl Volume 1
               ii.  V-Girl Volume 2
               iii. V-Disco
               iv.  Talking heads


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               These deliverables represent four different games available for play on mobile devices.

               Under the agreement the Company provided an exclusive right to Taiwan Mobile to be the only mobile carrier in Taiwan to sell these products for a six-month period beginning in June 2005 for the following consideration

               i.   An exclusivity fee of approximately $32,000
               ii.  A minimum guarantee fee of approximately $32,000
               iii. A marketing commitment of approximately $223,000
               iv.  50% of advertising income from in-game advertising

               The Company is also to receive 80% of the revenues generated per each download of the games by Taiwan Mobile's customers (service premium fees)

               The Company considers the $32,000 exclusivity fee to be similar to a license fee for Taiwan Mobiles rights to the 4 games. The Company considers the minimum guarantee fee to be part of the service premium fees. Accordingly, the exclusivity fee has been allocated to each of the 4 games based on VSOE of their fair values determined by management. Because this is the first time that these products have been licensed by the Company in Taiwan, VSOE of fair value was established by management by allocating the exclusivity fee to each of the games equally. We believe that, in accordance with paragraph 10 of SOP 97-2, it is probable that these calculated prices will not change before the separate introduction of each element into the Taiwan marketplace.


               V-Girl Volume 1, V-Disco and Talking Heads were provided to Taiwan Mobile in June 2005 and the revenue recognition criteria of SOP 97-2 were met at that time. Accordingly, revenues of approximately $24,000 were recorded. V-Girl Volume 2 has not yet been provided to Taiwan Mobile.

               The minimum guarantee fee is intended to assure minimum service premium fees to the Company. Accordingly, these fees are being recorded ratably over the exclusivity period and approximately $5,000 was recorded in June 2005. However, because V-Girl was not launched in the quarter ended September 30, 2005, the Company ceased recognition of the minimum guarantee fees.

               In December 2005, the Company and Taiwan Mobile revised their agreement. While the majority of the terms remain unchanged, the exclusivity period was revised to be the 6 months beginning with V-Girl going "live". This occurred in January 2006. The exclusivity fees of $24,000 and the minimum guarantee fees of $5,000 recognized under the initial agreement remain unchanged as a result of the revised agreement and the remainder of the minimum guarantee fees will be recognized ratable over the 6 months beginning in January 2006.

               The Company has not recorded any revenues or expenses in connection with the Marketing Commitment as Taiwan Mobile must provide the required


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               marketing on behalf of the Company; however, there is no direct expense or revenue to be incurred or recorded by the Company.

          2. Following are our revised revenue recognition disclosures that will be included in our Form 10-KSB for the year ended December 31, 2005.

               The Company generates revenues from the following sources.

          (a)  Software agreements from the licensing of the Company's software

          (b) Fees from mobile products sold to end users via telecommunications operators and carriers

          (c) Application, consulting and implementation services

Revenues from the licensing of the Company's software are accounted for in accordance with The American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, Software Revenue Recognition. Software agreements may include multiple elements. Fees are allocated to the various elements based on vendor-specific objective evidence ("VSOE") of fair value and the portion of the fees allocated to each element is recognized as revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. If VSOE does not exist for the allocation of revenues to the various elements of the arrangement, all revenues from the arrangement are deferred until the earlier of (1) when VSOE exists, or (2) when all elements of the arrangement have been delivered. Historically, the majority of our software agreements have not included multiple elements nor has the Company had any continuing obligations or involvement under the agreements. In accordance with SOP 97-2, revenues from such licensing agreements have been recognized at the time the licenses were granted.

Revenues from entertainment products, games and technologies used in mobile phones are recognized net in accordance with Emerging Issues Task Force ("EITF") issue 99-19. Recognition is net as (1) the Company is not the primary obligor in the arrangements (2) the amount the Company earns is fixed (the download rate), and (3) the telecommunications carrier and the Company both have credit risk. Revenues are recognized only after the applications have been downloaded by mobile users from the carriers and such downloads have been charged by carriers to end users and these charges are supported by statements received from the carriers.

Revenues from application, consulting and implementation services are recognized as services are performed.

We acknowledge that:

          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;


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          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800.

Very truly yours,




-----------------
Eberhard Schoeneburg
CEO
Artificial Life, Inc.
Hong Kong